UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

PMC-SIERRA, INC.

(Name of Subject Company)

PMC-SIERRA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69344F106

(CUSIP Number of Class of Securities)

Gregory S. Lang

President and Chief Executive Officer

1380 Bordeaux Drive

Sunnyvale, CA 94089

(408) 239-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kenton J. King, Esq.

Amr Razzak, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the offer by Lois Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent” or “Microsemi”), to purchase all issued and outstanding shares of the common stock of PMC-Sierra, Inc., a Delaware corporation (the “Company” or “PMC”), par value $0.001 per share (each, a “Share”), in exchange for consideration of $9.22 in cash and 0.0771 shares of Parent common stock per Share, subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated December 16, 2015, as amended, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(4) and (a)(1)(A), respectively, to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Parent and the Purchaser with the SEC on January 4, 2016.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4., “The Solicitation or Recommendation,” is hereby amended and supplanted as follows:

By deleting in its entirety the second paragraph under the heading “The Solicitation or Recommendation—Reasons for the Board’s Recommendation” on page 30 and replacing it with the following:

“In the course of making both the determination that the Offer, the Merger and the Merger Agreement are advisable, fair to, and in the best interests of our stockholders and the decision to recommend that our stockholders accept the Offer and tender their Shares in the Offer, the Board consulted with the Company’s senior management team, as well as the Company’s outside legal and financial advisors, and considered each of the following reasons, among others, each of which the Company Board believed supported its unanimous determination and recommendation:”

By amending and restating the second to last paragraph under the heading “The Solicitation or Recommendation—Reasons for the Board’s Recommendation” on page 34 in its entirety as follows:

“The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. The Board unanimously concluded to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in light of these reasons. In view of the variety of factors considered in connection with its evaluation of the Offer, the Merger and the Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors discussed above. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.”

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By amending and restating the second paragraph under the heading “Additional Information—Antitrust Compliance” beginning on page 59 of the Schedule 14D-9 in its entirety as follows:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 30 calendar day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties each filed such Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on December 9, 2015, in advance of the 10 business day deadline set forth in the Merger Agreement. The waiting period under the HSR Act expired at 11:59 PM (New York City time) on January 8, 2016.”

By amending and restating the first paragraph under the heading “Additional Information—Cautionary Note Regarding Forward-Looking Statements” beginning on page 62 of the Schedule 14D-9 in its entirety as follows:

“Certain statements made in the foregoing paragraphs, including, for example, the expected date of closing of the Merger and the potential benefits of the Merger, are “forward-looking statements”. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.”

Item 9.	Exhibits.

Item 9, “Exhibits,” is hereby amended and supplemented as follows:

By amending and restating Exhibits 99.(a)(5)(C), 99.(a)(5)(D), 99.(a)(5)(E) and 99.(a)(5)(F) in their entirety as follows:

Exhibit Number	Description

(a)(5)(C)	Joint Press Release issued by PMC-Sierra, Inc. and Microsemi Corporation, dated November 24, 2015, announcing execution of definitive agreement.*

(a)(5)(D)	E-Mail from Greg Lang to PMC Employees, dated November 24, 2015.*

(a)(5)(E)	PMC FAQs for Employees, dated November 24, 2015.*

(a)(5)(F)	PMC and Microsemi Letter to Customers, dated November 24, 2015.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2016	PMC-SIERRA, INC.

	By:	/s/ Alinka Flaminia
Alinka Flaminia
Vice President, General Counsel and Corporate Secretary